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                              November 22, 2021

       William Shepro
       Chairman and Chief Executive Officer
       Altisource Portfolio Solutions S.A.
       40, avenue Monterey
       L-2163 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Altisource
Portfolio Solutions S.A.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 11,
2021
                                                            File No. 001-34354

       Dear Mr. Shepro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 6. Selected Financial Data
       Non-GAAP Measures, page 29

   1. For each non-GAAP measure presented, please explain in greater detail how management uses the measure and
why you believe it provides useful information to investors
                                                        regarding your
liquidity or performance. Refer to Item 10(e)(1)(i)(C) and (D)
                                                        of Regulation S-K.
   2. Please expand your disclosure to clarify how you determined the tax effects related to the adjustments in
calculating the adjusted net (loss) income attributable to Altisource and adjusted diluted (loss)
earnings per share measures in each reporting period presented.
                                                        Please also tell us why
it is not necessary to provide tax effects on the unrealized gain on investment in equity
securities adjustment in 2020.
 William Shepro
Altisource Portfolio Solutions S.A.
November 22, 2021
Page 2
3. Please disclose your purpose for including the adjustments for Pointillist losses in calculating the adjusted net (loss) income attributable to Altisource, adjusted diluted (loss)
         earnings per share, and adjusted EBITDA measures. Please tell us how you determined it is appropriate to add back the Pointillist losses to arrive at the non-GAAP measures.
         Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

4. You attribute the changes in revenue, cost of revenue, and gross profit over the reporting periods to multiple factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying factor that you identified.
         Refer to Item 303 of Regulation S-K.
Liquidity and Capital Resources
Cash Flows, page 47

5. Net (loss) income adjusted for non-cash items appears to be a non-GAAP financial measure. Please provide the disclosure required by Item 10(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameWilliam Shepro                                Sincerely,
Comapany NameAltisource Portfolio Solutions S.A.
                                                                Division of
Corporation Finance
November 22, 2021 Page 2                                        Office of Trade
& Services
FirstName LastName